Exhibit 99.1

Summary of Consolidated Financial Results

For the Six-Month Period Ended September 30, 2018

[Japanese GAAP]

November 14, 2018

Company name:	FRONTEO, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Tomohiro Uesugi, Chief Financial Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	November 14, 2018
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Six-Month Period Ended September 30, 2018 (from April 1, 2018 to September 30, 2018)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

							Net income attributable to
Six-month period	Net sales		Operating income		Ordinary income		owners of the parent
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2018	5,610	(4.1)	196	—	299	—	185	—
September 30, 2017	5,851	11.7	(648)	—	(686)	—	(949)	—

Note:   Comprehensive income

Six-month period ended September 30, 2018	¥476 million [—%]
Six-month period ended September 30, 2017	¥(694) million [—%]

	Net income per share	Net income per share
Six-month period	(basic)	(diluted)
ended	Yen	Yen
September 30, 2018	4.88	4.67
September 30, 2017	(25.00)	—

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
September 30, 2018	14,251	4,895	32.4
March 31, 2018	14,465	4,353	28.0

Reference: Equity

As of September 30, 2018	¥4,617 million
As of March 31, 2018	¥4,048 million

Note:    The “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan (ASBJ) Statement No. 28 of February 16, 2018) is applied effective from the beginning of the three-month period ended June 30, 2018. Major management indicators for the six-month period ended September 30, 2017, and for the fiscal year ended March 31, 2018, are presented after applying the accounting standard above retrospectively.

2.   Dividends

	Dividend per share
	End of the three-month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2018	—	0.00	—	0.00	0.00
Year ending March 31, 2019	—	0.00
Year ending March 31, 2019 (Forecast)			—	3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2019 (from April 1, 2018 to March 31, 2019)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2019	13,800	13.0	700	293.9	600	—	300	—	7.89

Note: Changes from the latest consolidated forecasts: None

Notes:

(1)     Changes in important subsidiaries during the six-month period ended September 30, 2018 (changes in the scope of consolidation): None

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

1) Changes in accounting policies associated with the revision of accounting standards:	Yes
2) Changes in accounting policies other than the 1) above:	None
3) Changes in accounting estimates:	None
4) Restatements:	None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of September 30, 2018:	38,113,862 shares
As of March 31, 2018:	38,029,862 shares

2)  Number of treasury stock

As of September 30, 2018:	630 shares
As of March 31, 2018:	630 shares

3)  Average number of issued and outstanding shares during the six-month period ended

September 30, 2018:	38,078,753 shares
September 30, 2017:	37,995,498 shares

*      This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures to be performed by certified public accountants or an audit firm.

*      Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

	Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2018		4

	(1)	Explanations regarding the operating results	4

	(2)	Explanations regarding the consolidated financial position	7

	(3)	Explanations regarding the forecasts for the consolidated financial results	8

2.	Quarterly Consolidated Financial Statements		9

	(1)	Quarterly consolidated balance sheets	9

	(2)	Quarterly consolidated statements of income and consolidated statements of comprehensive income	11

	(3)	Quarterly consolidated statements of cash flows	13

	(4)	Notes to the quarterly consolidated financial statements	14

		Going concern assumptions	14

		Significant changes in shareholders’ equity	14

		Specific accounting treatments for the preparation of the quarterly consolidated financial statements	14

		Changes in accounting policies	14

		Segment information	15

		Supplementary information	16

3.	Other		17

		Significant matters on the premise of going concern	17

1.        Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2018

The forecasts included in this summary are based on the assumptions determined to be reasonable by the Company and its consolidated subsidiaries (the “Group”) as of September 30, 2018. The Group applies the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018) effective from the beginning of the three-month period ended June 30, 2018. The Group performed a comparative analysis of the financial position as of September 30, 2018 with that as of September 30, 2017, after applying the accounting standard above retrospectively.

(1)     Explanations regarding the operating results

The Group operates under a mission of “Being a Bright Value Creator—providing solutions to unearth risks and opportunities buried deep within the data to bring fairness into an information society,” making full use of the Group’s sophisticated information analysis technologies, particularly a proprietary artificial intelligence (AI)-based search engine called KIBIT, to create an environment where users can obtain essential and appropriate information and to solve challenges faced by society in a wide array of fields from the Group’s founding business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics, healthcare, and nursing.

In the Legal Tech business, the eDiscovery market (contracts with companies in Asia) is expected to continue to expand at approximately 15% annually (Mordor Intelligence “Global e-Discovery Market 2017-2023”). This is primarily driven by a continuous increase in the volume of electronically stored information in companies subject to the eDiscovery process, while the pressure for lower prices of analysis service per data volume grows stronger each year. In the coming years, the market could evolve and shift in favor of vendors with their own eDiscovery tools, which enable them to improve their operational efficiency through technology. The Group focused on creating a cross-border operating platform to win projects from companies in Asia through practical application of its proprietary eDiscovery support system “Lit i View” (LiV) to the fullest extent, leveraging the LiV’s processing capability for Asian language eDiscovery, the efficiency arising from the use of AI technology, and the capacity to provide one-stop services covering the entire eDiscovery process for its customers. Amid the increase of large-scale projects, the Group newly established the Global Legal Business Management Department in order to more efficiently manage, operate and assess projects on a group-wide basis rather than on a business location basis. These marketing efforts have contributed to the favorable results in and after the three-month period ended December 31, 2017, and the number of large projects in Asia has been increasing. In addition, in the three-month period ended September 30, 2018, the Group won large-scale projects from companies in Asia, such as a major Japanese-affiliated manufacturer. Furthermore, in order to improve the processes for eDiscovery projects aiming at the Group’s medium-to-long-term growth, the Group started the development of the second generation of the eDiscovery support system, LiV, by applying technical know-how obtained in the AI solution field.

In the AI Solution business, the Group performed well in Japan in the fields of business intelligence and healthcare. As a result, the number of companies that have implemented KIBIT products increased to 121 in the AI Solution business, which employs a stock business model. As a result, net sales in the overall AI Solution business for the six-month period ended September 30, 2018, increased steadily by 39.3% year on year. In Japan’s AI market, while a labor population is expected to shrink, initiatives for changes in working practices that pursue further enhancement in productivity and the level of automation in the workplace are accelerating the creation of more investing opportunities in the market. In order to meet customers’ needs more closely and at an early stage, the Company has been working to strengthen and expand its presence in the existing fields of finance and intellectual property, while focusing on the development of marketing partners to exploit new opportunities in the untapped sectors and accelerate its business expansion.

In the business intelligence field, the Company was commissioned for the second consecutive year by the Japan Patent Office in the six-month period ended September 30, 2018 to carry out the empirical research project to enhance and improve efficiency in examinations of applications for trademark registration by utilizing AI. In addition, there has been increasing demand for utilizing AI in government and municipal offices. The importance of this business sector has been duly noted, and the Group intends to further strengthen its capabilities in this field.

In the healthcare field, the Group utilizes its second proprietary AI-based search engine called “Concept Encoder (CE)” to support a wide range of sectors, from medical diagnostics, medical care, and nursing care, to the pharmaceutical industry, through its data analysis capabilities. The CE was developed with an aim of effective, evidence-based analysis and utilization of healthcare-related big data that includes large volumes of free-entry text data. Through combined analyses of accumulated numerical data in the healthcare field, such as gene expression, vital signs, and laboratory test values, with the big data, the Group is committed to contribute to further the advancement of the healthcare industry as a whole.

As a result, in its consolidated operating results for the six-month period ended September 30, 2018, the Group recorded net sales of 5,610,207 thousand yen (a 4.1% decrease year-on-year), operating income of 196,996 thousand yen (operating loss of 648,510 thousand yen for the same period of the previous year), due to the revaluation of the accounts receivable and payable from subsidiaries denominated in foreign currencies accounted for by the Company, ordinary income of 299,241 thousand yen due to foreign exchange gain of 140,924 thousand yen (ordinary loss of 686,880 thousand yen for the same period of the previous year), and net income attributable to owners of the parent of 185,742 thousand yen (net loss attributable to owners of the parent of 949,790 thousand yen for the same period of the previous year). The Group’s operating results moved back into the black at all profit levels.

The following is an overview of the financial results of each business segment for the six-month period ended September 30, 2018:

Legal Tech business

1)             eDiscovery services

Net sales from eDiscovery services were driven by steady sales of cross-border projects in South Korea and Taiwan. Meanwhile, in furtherance of structural reform measures relating to the U.S. subsidiary implemented since September 2017, the Group has been reviewing cost structures of the business and focusing on acquiring projects with higher profitability. As a result, the number of projects with low profit margin decreased and net sales from eDiscovery services was 4,992,692 thousand yen, a decrease of 7.5 % from the same period of the previous year.

2)             Forensic services

Net sales from forensic services were 216,014 thousand yen, an increase of 28.7 % from the same period of the previous year, due to acquiring large-scale research projects in Japan.

Overall, net sales of the Legal Tech business were 5,208,707 thousand yen, a decrease of 6.4% from the same period of the previous year. However, operating income for the Legal Tech business was  271,834 thousand yen, an improvement from an operating loss of 313,614 thousand yen for the same period in the previous year, as a result of stringent project management and cost-cutting measures undertaken in the structural reforms in the U.S. subsidiary.

Overview of net sales by service type is as follows:

		(Thousands of yen)

Service type		Total
1. eDiscovery services	Review	1,367,241
		(1,597,151)
	Collection and Process	1,057,619
		(1,409,892)
	Hosting	2,567,831
		(2,388,375)
	Total	4,992,692
		(5,395,420)

2. Forensic services		216,014
		(167,783)

Total net sales for the Legal Tech business		5,208,707
		(5,563,203)

The amounts in parentheses are net sales for the same period of the previous year.

Overview of net sales by country of residence of customers is as follows:

(Thousands of yen)

Country of residence of customers	Total
Japan and other countries in Asia	2,380,374
(2,196,769)

United States and Europe	2,828,333
(3,366,434)

Total net sales of the Legal Tech business	5,208,707
(5,563,203)

The amounts in parentheses are net sales for the same period of the previous year.

AI Solution business

In the AI Solution business, achievements from the pipeline, such as robust performance in Japan in the area of solutions in the business intelligence field for financial institutions, aided the business in steadily building up the scale of business operations.

Net sales from the AI Solution business were 401,499 thousand yen, an increase of 39.3% from the same period in the previous year. However, new business-related costs of 476,338 thousand yen for new product development, sales, and marketing activities led to an operating loss of 74,838 thousand yen (operating loss of 334,895 thousand yen for the same period of the previous year). Expenses related to back-office divisions of the Company of 73,660 thousand yen were allocated to the AI Solution business.

Overview of net sales by service type is as follows:

		(Thousands of yen)

		Total
AI Solution business	Business intelligence	362,244
		(228,131)
	Healthcare	34,622
		(52,189)
	AI Solution-overseas	4,632
		(7,824)

Total net sales from the AI Solution business		401,499
		(288,145)

The amounts in parentheses are net sales for the same period of the previous year.

(2)     Explanations regarding the consolidated financial position

(Assets)

Total assets decreased by 213,926 thousand yen to 14,251,407 thousand yen compared with total assets at the end of the previous year.

Current assets decreased by 529,534 thousand yen to 7,550,817 thousand yen compared with current assets at the end of the previous year. This was mainly due to a decrease of 1,015,889 thousand yen in cash and deposits, an increase of 256,226 thousand yen in notes and accounts receivable-trade, and an increase of 273,208 thousand yen in prepaid expenses under other.

Noncurrent assets increased by 315,608 thousand yen to 6,700,589 thousand yen compared with noncurrent assets at the end of the previous year. This was mainly due to an increase of 96,300 thousand yen in investment securities and an increase of 193,529 thousand yen in software in progress recorded in other under intangible assets.

(Liabilities)

Total liabilities decreased by 756,229 thousand yen to 9,355,502 thousand yen compared with total liabilities at the end of the previous year.

Current liabilities decreased by 417,318 thousand yen to 3,721,822 thousand yen compared with current liabilities at the end of the previous year. This was mainly due to a decrease of 400,000 thousand yen in short-term loans payable.

Noncurrent liabilities decreased by 338,911 thousand yen to 5,633,680 thousand yen compared with the noncurrent liabilities at the end of the previous year. This was mainly due to a decrease of 360,840 thousand yen in long-term loans payable.

(Net Assets)

Total net assets increased by 542,303 thousand yen to 4,895,904 thousand yen compared with total net assets at the end of the previous year. This was attributable primarily to an increase of 185,742 thousand yen in retained earnings and an increase of 221,235 thousand yen in foreign currency translation adjustment.

(Analysis of cash flows)

As of September 30, 2018, cash and cash equivalents (“net cash”) were 4,111,467 thousand yen.

The analysis of cash flows for the six-month period ended September 30, 2018, and the primary factors for those results are as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 67,890 thousand yen, an increase of 183,125 thousand yen of cash provided as compared with that for the six-month period ended September 30, 2017. This was mainly attributable to recording of income before income taxes.

(Cash flows from investing activities)

Net cash used in investing activities was 403,597 thousand yen, an increase of 101,796 thousand yen of cash used as compared with that for the six-month period ended September 30, 2017. This was mainly attributable to 214,865 thousand yen of purchase of intangible assets, 36,126 thousand yen of payments for guarantee deposits, and 21,671 thousand yen of payments for acquisition of trade rights.

(Cash flows from financing activities)

Net cash used in financing activities was 748,868 thousand yen, an increase of 323,694 thousand yen of cash used as compared with that for the six-month period ended September 30, 2017. This was mainly attributable to 1,190,000 thousand yen of proceeds from short-term loans payable, 1,590,000 thousand yen of repayment of short-term loans payable, and 483,380 thousand yen of repayment of long-term loans payable.

(3)     Explanations regarding the forecasts for the consolidated financial results

No adjustments have been made to the consolidated operating forecasts for the year ending March 31, 2019, announced on May 15, 2018.

Note:      The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ from the forecasts due to various factors.

2.              Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2018	As of September 30, 2018
Assets
Current assets
Cash and deposits	5,130,620	4,114,730
Notes and accounts receivable-trade	2,631,007	2,887,233
Merchandise	37,313	41,467
Supplies	3,425	3,351
Other	359,050	614,162
Allowance for doubtful accounts	(81,065)	(110,128)
Total current assets	8,080,351	7,550,817
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	147,357	144,248
Vehicles, net	3,320	2,773
Tools, furniture and fixtures, net	445,924	482,234
Leased assets, net	166,249	136,187
Other, net	—	21,944
Total property, plant and equipment	762,851	787,389
Intangible assets
Software	673,275	552,154
Goodwill	1,807,080	1,851,328
Customer-related assets	1,671,594	1,711,890
Other	232,171	414,722
Total intangible assets	4,384,121	4,530,095
Investments and other assets
Investment securities	848,714	945,014
Guarantee deposits	124,074	163,128
Long-term deposits	212,480	227,140
Deferred tax assets	—	8,215
Other	52,739	39,605
Total investments and other assets	1,238,008	1,383,104
Total noncurrent assets	6,384,981	6,700,589
Total assets	14,465,333	14,251,407

(Thousands of yen)

	As of March 31, 2018	As of September 30, 2018
Liabilities
Current liabilities
Accounts payable-trade	143,900	69,062
Short-term loans payable	1,500,000	1,100,000
Current portion of long-term loans payable	960,949	944,996
Accounts payable-other	275,411	275,604
Income taxes payable	223,930	150,497
Provision for bonuses	16,094	161,526
Provision for loss on business liquidation	190,847	85,330
Other	828,007	934,804
Total current liabilities	4,139,140	3,721,822
Noncurrent liabilities
Bonds with subscription rights to shares	1,250,000	1,250,000
Long-term loans payable	4,044,314	3,683,473
Deferred tax liabilities	194,914	220,957
Liabilities for retirement benefits	40,836	50,887
Asset retirement obligations	45,248	45,501
Other	397,276	382,859
Total noncurrent liabilities	5,972,591	5,633,680
Total liabilities	10,111,731	9,355,502
Net assets
Shareholders’ equity
Capital stock	2,507,346	2,555,574
Capital surplus	2,292,432	2,339,660
Retained earnings	(728,370)	(542,627)
Treasury stock	(26)	(26)
Total shareholders’ equity	4,071,382	4,352,581
Accumulated other comprehensive income (loss)
Valuation difference on available-for-sale securities	514,209	581,022
Foreign currency translation adjustment	(537,339)	(316,104)
Total accumulated other comprehensive (loss) income	(23,129)	264,918
Subscription rights to shares	265,884	236,482
Noncontrolling interests	39,464	41,923
Total net assets	4,353,601	4,895,904
Total liabilities and net assets	14,465,333	14,251,407

(2)     Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the six-month period ended September 30, 2018

(Thousands of yen)

	For the six-month period ended September 30, 2017	For the six-month period ended September 30, 2018
Net sales	5,851,348	5,610,207
Cost of sales	3,640,051	3,086,354
Gross profit	2,211,296	2,523,853
Selling, general and administrative expenses	2,859,807	2,326,857
Operating (loss) income	(648,510)	196,996
Nonoperating income
Interest income	1,135	1,194
Dividend income	11,250	14,400
Foreign exchange gains	—	140,924
Rent income	10,918	—
Other	6,327	1,351
Total nonoperating income	29,631	157,870
Nonoperating expenses
Interest expenses	24,866	23,412
Foreign exchange losses	29,569	—
Syndicated loan fees	2,708	21,006
Other	10,857	11,204
Total nonoperating expenses	68,001	55,624
Ordinary (loss) income	(686,880)	299,241
Extraordinary income
Gain on reversal of subscription rights to shares	4,227	16,990
Total extraordinary income	4,227	16,990
Extraordinary losses
Impairment loss	34,600	—
Loss on retirement of noncurrent assets	—	603
Restructuring expenses	277,821	—
Total extraordinary losses	312,421	603
(Loss) income before income taxes	(995,024)	315,629
Income taxes	(49,938)	127,429
Net (loss) income	(945,086)	188,200
Net income attributable to noncontrolling interests	4,704	2,458
Net (loss) income attributable to owners of the parent	(949,790)	185,742

Consolidated statements of comprehensive income for the six-month period ended September 30, 2018

(Thousands of yen)

	For the six-month period ended September 30, 2017	For the six-month period ended September 30, 2018
Net (loss) income	(945,086)	188,200
Other comprehensive income (loss)
Valuation difference on available-for-sale securities	241,026	66,812
Foreign currency translation adjustment	9,353	221,235
Total other comprehensive income	250,379	288,048
Comprehensive (loss) income	(694,706)	476,249
Comprehensive (loss) income:
Comprehensive (loss) income attributable to owners of the parent	(699,410)	473,790
Comprehensive income attributable to noncontrolling interests	4,704	2,458

(3)     Quarterly consolidated statements of cash flows

(Thousands of yen)

	Previous year (from April 1, 2017, to September 30, 2017)	Current year (from April 1, 2018, to September 30, 2018)
Cash flows from operating activities:
(Loss) income before income taxes	(995,024)	315,629
Depreciation and amortization	550,803	409,140
Impairment loss	34,600	—
Amortization of goodwill	74,190	76,435
Syndicated loan fees	2,708	21,006
Loss on retirement of noncurrent assets	—	603
Restructuring expenses	277,821	—
Gain on reversal of subscription rights to shares	(4,277)	(16,990)
Increase in liabilities for retirement benefits	1,958	9,955
(Decrease) increase in provision for bonuses	(16,843)	145,184
Increase in allowance for doubtful accounts	102,475	22,852
Interest and dividends income	(12,385)	(15,594)
Interest expenses	24,866	23,412
Foreign exchange gains	(5,012)	(135,322)
Decrease (increase) in notes and accounts receivable-trade	160,340	(163,181)
Decrease (increase) in inventories	3,318	(3,831)
Decrease in accounts payable-trade	(207,654)	(80,376)
Increase (decrease) in accounts payable-other	40,503	(338)
Other, net	(118,001)	(250,890)
Subtotal	(85,611)	357,693
Interest and dividends income received	12,385	15,594
Interest expenses paid	(24,835)	(23,253)
Restructuring expenses paid	(23,980)	(87,424)
Income taxes refunded (paid)	6,807	(194,718)
Net cash (used in) provided by operating activities	(115,234)	67,890
Cash flows from investing activities:
Purchase of property, plant and equipment	(124,728)	(136,848)
Purchase of intangible assets	(166,026)	(214,865)
Payments of loans receivable	—	(5,041)
Collection of loans receivable	—	1,430
Payments for guarantee deposits	(1,454)	(36,126)
Proceeds from guarantee deposits	9,713	9,524
Payments for acquisition of trade rights	(19,304)	(21,671)
Net cash used in investing activities	(301,800)	(403,597)
Cash flows from financing activities:
Proceeds from short-term loans payable	800,000	1,190,000
Repayment of short-term loans payable	(1,000,000)	(1,590,000)
Proceeds from long-term loans payable	100,000	100,000
Repayment of long-term loans payable	(361,378)	(483,380)
Repayment of finance lease obligations	(15,545)	(25,156)
Proceeds from issuance of subscription rights to shares	31,542	—
Proceeds from issuance of shares resulting from exercise of subscription rights to shares	22,470	63,238
Payments from changes in ownership interests in subsidiaries that do not result in change in the scope of consolidation	—	(1,000)
Payments of syndicated loan fees	(2,160)	(2,160)
Other, net	(102)	(410)
Net cash used in financing activities	(425,174)	(748,868)
Effect of exchange rate change on cash and cash equivalents	(2,115)	68,697
Net decrease in cash and cash equivalents	(844,325)	(1,015,877)
Cash and cash equivalents at the beginning of the period	4,533,182	5,127,345
Cash and cash equivalents at the end of the period	3,688,856	4,111,467

(4)     Notes to the quarterly consolidated financial statements

Going concern assumptions

Not applicable.

Significant changes in shareholders’ equity

There were no significant changes in shareholders’ equity compared with the end of the previous year.

Specific accounting treatments for the preparation of the quarterly consolidated financial statements

Income tax expenses are calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the six-month period pertains, and multiplying income before income taxes for the six-month period by the estimated effective tax rate.

Changes in accounting policies

The Group applies the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions” (ASBJ Practical Issues Task Force (PITF) No. 36 of January 12, 2018), for transactions granting employees and other eligible individuals stock acquisition rights, which involve considerations, with vesting conditions (the “Transaction”), on or after April 1, 2018, and accounts for the Transaction in accordance with the “Accounting Standard for Share-based Payment and its Implementation Guidance” (ASBJ Statement No. 8 of December 27, 2005) and other related standards and guidance.

Regarding the application of the PITF No. 36; however, the Group adopts the transitional provisions in item (3), paragraph 10 of the PITF No. 36, and continues to account for the Transaction that took place before April 1, 2018 in accordance with the previous accounting policies.

Segment information

I. Six-month period of the previous year (from April 1, 2017 to September 30, 2017)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment			Adjustments	Amounts reported in the quarterly consolidated financial
	Legal Tech	AI Solution	Total	*1	statements *2
Net sales
(1) External sales	5,563,203	288,145	5,851,348	—	5,851,348
(2) Intersegment sales and transfers	—	—	—	—	—
Total	5,563,203	288,145	5,851,348	—	5,851,348
Segment losses	(313,614)	(334,895)	(648,510)	—	(648,510)

Notes:

(1)    The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)    Total segment losses are equal to operating loss reported in the quarterly consolidated statements of operations.

2)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

II. Six-month period of the current year (from April 1, 2018 to September 30, 2018)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment			Adjustments	Amounts reported in the quarterly consolidated financial
	Legal Tech	AI Solution	Total	*1	statements *2
Net sales
(1) External sales	5,208,707	401,499	5,610,207	—	5,610,207
(2) Intersegment sales and transfers	—	—	—	—	—
Total	5,208,707	401,499	5,610,207	—	5,610,207
Segment profits (losses)	271,834	(74,838)	196,996	—	196,996

Notes:

(1)    The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)    Total segment profits (losses) are equal to operating income reported in the quarterly consolidated statements of operations.

2)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

3)  Matters relating to changes in reportable segments

From the three-month period ended March 31, 2018, reportable segments, namely Japan (Legal), USA, and Other are aggregated and renamed to “Legal Tech.” In addition, Japan (AI) and Other are aggregated into a single segment called “AI Solution” to better reflect economic characteristics and nature of the products.

Segment information for the six-month period ended September 30, 2017, presented as comparative information for the six-month period ended September 30, 2018, is prepared in the new segment category for the calculation of profit or loss, which is different from profit or loss disclosed as the segment information in the previous fiscal year.

In addition, the Group modified the classification and allocation of selling, general and administrative expenses, associated with the change in the management classification, effective from the three-month period ended June 30, 2018, and the segment information for the six-month period ended September 30, 2017, is presented under the new classification.

Supplementary information

The Group applies the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018) effective from the three-month period ended June 30, 2018, and presents deferred tax assets under investments and other assets, and deferred tax liabilities under noncurrent liabilities.

3.              Other

Significant matters on the premise of going concern

The Group has experienced events or circumstances which gave rise to material doubts as to the assumption of a going concern, resulting from the fact that the Group recorded consolidated ordinary loss for the second consecutive year in the fiscal year ended March 31, 2018, which resulted in the Group’s violation of financial covenants included in certain loan agreements with financial institutions.

However, the financial institutions and the Company have reached an agreement under which the financial institutions will forebear on exercising any remedies for the time being, and therefore, the Group concluded that a significant uncertainty as to the assumption of a going concern does not exist.

In the Legal Tech business, the Group expects that the measures taken beginning from the fiscal year ended March 31, 2018, such as establishment of a cross-border marketing framework and reinforcement of the business operational structure of the U.S. subsidiary, will contribute to generating profits over the fiscal year ending March 31, 2019. In the AI Solution business, the Group plans to develop new business areas and marketing partners in order to accelerate its business expansion in addition to further growth in the existing areas, such as finance and intellectual properties. In the health care field, the Group plans to continue to provide operational improvement consulting services to the pharmaceutical sector and medical device manufacturers and focus on wining joint research and/or contracted development projects. In the six-month period ended September 30, 2018, the Group has achieved profitable results reporting operating income of 196,996 thousand yen (operating loss of 648,510 thousand yen for the same period in the previous year) and ordinary income of 299,241 thousand yen (ordinary loss of 686,880 thousand yen for the same period in the previous year). Through these measures, the Group will strive for the earliest resolution of the current circumstances for the sake of future growth of the businesses and improvement of its operating results and financial position.

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This report is solely a translation of the “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.